

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

November 23, 2007

Yankuan Li
Chief Executive Officer and Chairman of the Board
Guangzhou Global Telecom, Inc.
Room 1802, North Tower, Suntec Plaza
No. 197, Guangzhou Avenue North
Guangzhou, PRC 510075

      Re: Guangzhou Global Telecom, Inc.
              Amendment No. 1 to Registration Statement on Form SB-2
              Filed November 13, 2007
              File No. 333-145858

Dear Mr. Li:

      We have limited our review of your filing to the matters set forth in the comments below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please update your financial statements and related disclosures, as required by Item 310(g) of Regulation S-B.

Disclosure Regarding Our Recent Financing and Conversion of Notes and Exercise of Warrants, page 2

Warrants, page 3
Notes, page 3

2.   Please revise your description of anti-dilution provisions of the warrants to clearly explain the provisions by which a subsequent equity issuance at a price below the exercise price would result in an adjustment of the exercise price and an issuance of additional warrant shares. Expand your description of the anti-dilution provisions of the notes to provide similar disclosure with respect to subsequent equity issuances below the conversion price.

3.   In your descriptions of the terms of the warrants and notes, avoid the use of capitalized, defined terms that are not defined in the prospectus. Additionally, provide a clear summary of the material terms rather than reproducing the terms of the securities verbatim.

4.   Please expand your description of the notes to summarize the provisions for the payment of interest, including the option to pay interest in shares of common stock and the conversion rate for such payments. Additionally, explain the provision that states that no interest is payable in any month where your trading price is greater than $.01 (as stated in footnote three on page five). In your response letter, please tell us where this provision is located.

5.   Please correctly state the maturity of the notes or advise us why you have disclosed a five year term. The maturity date set forth in the notes is July 2009.

Value of Shares Underlying Notes, page 4

6.   The value of 2,787,456 shares based on a market price per share of $0.98 is not $2,564,459. Please revise or explain to us in your response letter what the value disclosed represents.

Fees and Payments Associated with Transaction, page 5

7.   As requested in comment 12 in our letter dated October 4, 2007, please include the original issue discount on the notes as a payment to the selling stockholders in the table where appropriate.

Total Possible Profit Selling Stockholders Could Realize, page 6

Notes, page 6

8.   It is unclear what the amount of shares, 3,498,541, included in the column "Shares Underlying Notes" represents. Please revise to include in this column the amount of shares underlying the aggregate principal amount of notes outstanding based on the current conversion price of $0.82. Revise the remaining columns as appropriate. We also note that the column "Combined Market Price of Shares" does not appear to reflect the market value of the "Shares Underlying Notes" based on the market price per share on the date of the sale of the notes of $0.98. Refer to comment 13 in our letter dated October 4, 2007. To the extent you have used these figures in your other tables, revise accordingly.

9.   Additionally, revise to explain your statement in footnote three that the conversion price of the notes may fluctuate as market prices fluctuate. Although interest payments and mandatory redemption payments may be converted into stock based in part on market prices, it does not appear to be the case that the conversion price of the notes will otherwise fluctuate with market prices.

Warrants, page 6

10.   Based on the fact that the exercise price of the warrants ($1.12) exceeds the market price on the issuance date ($0.98) and the market price on the date of your amended Form SB-2, it is unclear why you have indicated in the column "Total Possible Discount to Market Price" and the accompanying footnote six that the exercise of the warrants would result in a profit if exercised by the selling stockholders. We note that you have included this profit in several of your tables and the accompanying footnotes. Please revise as appropriate.

Total Possible Profit Selling Shareholders Could Realize as a Result of the Redemption Conversion Discount, page 7

Total Possible Profit Selling Shareholders Could Realize as a Result of the Interest Conversion Discount, page 7

11.   Comment 14 in our letter dated October 4, 2007 was directed at the profit selling stockholders could realize as a result of conversion discounts (i.e. the lesser of (i) $0.82 and (ii) 85% of the ten day volume weighted average price preceding the redemption or interest payment date, as applicable) in connection with mandatory redemption payments and interest payments in the event you chose make those payments in shares of stock. The tables do not appear to contain this information. For example:

- it is unclear why you refer in the footnotes to the 120% conversion premium in connection with your optional <u>cash</u> redemption and how that relates to the figures in the tables; and

- it is unclear how you determined the numbers in the columns "Total Possible Shares Issuable Upon Redemption of the Notes" in the redemption table and "Total Possible Shares Issuable to Pay Interest on the Notes" in the interest table.

Please refer to comment 14 in our letter dated October 4, 2007 and revise accordingly. To the extent you believe that the tables display the requested information, explain in more detail in the footnotes how you determined the figures in the tables.

<u>Combined Total Possible Profit Selling Stockholders Could Realize, page 8</u>

12. Please rename this section to reflect that it provides a comparison of net proceeds to you and total possible profit to investors.

13. In the table beginning on the bottom of page eight, the column "Net Proceeds to Company" should reflect the difference between the "Gross Proceeds Payable to the Company" and the "Maximum Possible Payments by Company." Please refer to comment 16 in our letter dated October 4, 2007 and revise accordingly.

14. Please expand your footnote disclosure to this table to fully describe how you determined to include the numbers in each column. If the number was taken from another table, include a cross-reference to that table, column and accompanying footnote disclosure.

15. Please remove the three tables beginning on pages nine and 10 or explain to us in your response letter why you believe they are responsive to a prior comment of ours or are otherwise material to investors. In the place of these three tables, provide one table in a similar format to the table beginning on the bottom of page eight, but substituting columns providing the possible profit to investors from interest payment and redemption payment conversion discounts in place of the column "Combined Total Possible Profit to Investors." Your disclosure in response to comment 11 above should provide this information. Also refer to our prior comment 17.

*　　*　　*　　*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact John Harrington, Attorney-Adviser, at 202-551-3576, Kathleen Krebs, Special Counsel, at 202-551-3810, or me, at 202-551-3810, with any questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Richard I. Anslow, Esq.
        Anslow & Jaclin, LLP
        Via facsimile: (732) 577-1188